Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

January 28, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA Q
Flexible Premium Variable Annuity – B
Post-Effective Amendment No. 10
File Nos. 333-110049/811-21461

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA Q of Transamerica Life Insurance Company (“TLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

GENERAL COMMENTS:

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system.

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (Flexible Premium Variable Annuity - B).

OTHER COMMENTS:

Summary

3.	The disclosure describing the Retirement Income Max is identical to the disclosure describing the Income Select for Life Rider that appears in the full prospectus. Please provide a brief statement differentiating the two riders.

Response: Please see page 1 of the Supplement attached.

Mr. Craig Ruckman

January 28, 2011

2 | Page

Fee Table

4.	Please note that the fees for the Retirement Income Max rider appear in the optional rider fees portion of the fee table.

Response: Please see page 1 of the Supplement attached.

5.	Please include a footnote briefing describing the withdrawal base including its relationship to account value if elected at issue.

Response: Please see page 1 of the Supplement attached.

Main Rider

6.	General comment: where appropriate please note whether the Retirement Income Max is mutually exclusive of any other optional features of the contract.

Response: Please see page 2 of the Supplement attached.

7.	In the introductory paragraph, fourth line, the following parentheses “(or surviving spouse’s and the joint life option is selected)” please replace the word “and” with the word “if”.

Response: Please see page 2 of the Supplement attached.

8.	In the same paragraph “(the date the rider becomes effective)” please provide disclosure clarifying when the rider becomes effective.

Response: Please see page 2 of the Supplement attached.

9.	Rider Withdrawal Amount. The minimum required distributions are on a calendar year. Please clarify how comparisons are made between the withdrawal amount which may not be made on a calendar year given the possibility of a change in the minimum required distribution in the two years following the rider year.

Response: Please see pages 4 and 16 of the Supplement attached.

10.	Rider Withdrawal Amount. Paragraph that starts “If your policy value reaches zero” please include disclosure clarifying that the guarantee discussed in this paragraph does not apply when the policy value goes to zero due to an excess withdrawal.

Response: Please see page 4 of the Supplement attached.

11.	Rider Withdrawal Amount. Please include disclosure specifically detailing the benefits guaranteed by the rider after the policy value reaches zero. Please provide a clear statement regarding the annual amount of future payments to be made under this guarantee.

Response: Please see page 4 of the Supplement attached.

Mr. Craig Ruckman

January 28, 2011

3 | Page

12.	Based on the comments above regarding in item 6, please consider breaking that specific disclosure out as a separate section with its own heading. I didn’t see anywhere in the supplement where the rider amount goes to zero. If zero, your rider annuitizes, correct?

Response: Please see page 4 of the Supplement attached.

13.	Withdrawal Base. The policy value on any monthiversary, including the current rider anniversary (see “Automatic Step-Up” below). Please define the term monthiversary.

Response: Please see page 6 of the Supplement attached.

14.	Withdrawal Base. Please include an example demonstrating how the withdrawal base, the growth feature and the automatic step-up interact over a period of years. This example should include the impact of subsequent premium payments and withdrawals, both rider amounts and excess withdrawals. Okay to expand on examples in the appendix to capture this. If you do this, cross reference to point people that way and rename the appendix.

Response: Please see pages 6 and 18 of the Supplement attached.

15.	Automatic-Step Up. The disclosure notes that at the time of an automatic step-up the rider fee percentage may increase or decrease. Please include disclosure clarifying the basis on which the rider fee percentage fee may increase or decrease, i.e. the rider fee percentage is reset to the rider fee percentage then associated with newly issued riders.

Response: Please see page 6 of the Supplement attached.

16.	Withdrawal Base Adjustments. Please provide disclosure to clarify the result should an excess withdrawal cause a policy value to go to zero.

Response: Please see page 6 of the Supplement attached.

17.	Withdrawal Base Adjustments. Phrase “possibly to zero” in middle of paragraph, highlight that phrase (bold or italicize).

Response: Please see page 6 of the Supplement attached.

18.	Withdrawal Base Adjustments. The last sentence of paragraph starts “See the Appendix” is this duplicative of a couple sentences before, if so delete.

Response: Please see page 7 of the Supplement attached.

19.	Manual Upgrades. The Staff notes that the Retirement Income Max has an automatic step-up feature and that any opt out of the automatic step-up does not provide for an opt out of any future automatic step-ups. In light of that please clarify supplementally the purpose of the manual upgrade. Depending upon the response, please consider including disclosure which clarify this point. When would you need a manual upgrade?

Response: This section has been removed.

Mr. Craig Ruckman

January 28, 2011

4 | Page

20.	Manual Upgrades. In the second to last sentence the disclosure is noting upon a manual upgrade the rider terminates and a new rider is issued. Please confirm supplementally that it is only in the case of a manual upgrade. That the current terminates and a new rider is issued, i.e. an automatic step-up does not have the same effect. Please note this before you state that there must be a GLWB being offered. Please clarify supplementally when the manual upgrade terminates the older rider.

Response: This section has been removed.

21.	Rider Fee Adjustment for Premium Payments and Excess Withdrawals. Please include an example demonstrating the adjustment that is described in this disclosure.

Response: Please see page 9 of the Supplement attached.

22.	Retirement Income Max Issue Requirements. Please consider revising this section to avoid using double negatives.

Response: After discussion with Legal counsel, we would prefer to leave the disclosure as originally submitted and will work toward revising this section to avoid double negatives in the next iteration.

23.	Termination. Please note that the rider also terminates when the policy value goes to zero and distinguish the outcome based on whether the policy value goes to zero as a result of an excess withdrawal.

Response: Please see page 10 of the Supplement attached.

Appendixes

24.	The GLWB Comparison Table. For purposes of comparison please include a summary of the Income Select For Life in the table.

Response: Please see pages 11 – 13 of the Supplement attached.

25.	In the introductory paragraph in the GLWB examples appendix, “three parts” needs to be changed to “two parts”.

Response: Please see page 14 of the Supplement attached.

26.	In the description of the Withdrawal Base, “A”, the variable used the term “guaranteed annual withdrawal amount”. For consistency please replace this term with “rider withdrawal amount”.

Response: Please see page 14 of the Supplement attached.

27.	Example 1, please also show the change in policy value as a result of the withdrawals.

Response: Please see page 14 of the Supplement attached.

28.	Example 2 under Step Two, the narrative formula includes a withdrawal percentage of 5%. I believe it should 5.5%.

Mr. Craig Ruckman

January 28, 2011

5 | Page

Response: Please see page 15 of the Supplement attached.

29.	Example 2, Step Four, typo at end of line. Shows a decimal where there should be a comma.

Response: Please see page 15 of the Supplement attached.

30.	In Example, 3 under the assumption third line, the assumption is that the WB in 8 years (assuming an annual growth rate percentage of 5.5%) = $100,000 * (1 + .055) ^ 8 = $153,469. Should the 5.5% be 5%. If so, please confirm that the $153,469 is accurate.

Response: Please see page 16 of the Supplement attached.

31.	In Example 3, the Assumptions show age at two different points in time and then 8 years later what withdrawal percentage is if no withdrawals are taken. Please clarify supplementally what you intend to demonstrate with this disclosure.

Response: Please see page 16 of the Supplement attached.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company

cc:	Frederick R. Bellamy

FLEXIBLE PREMIUM VARIABLE ANNUITY - B

Issued Through

SEPARATE ACCOUNT VA Q

By

TRANSAMERICA LIFE INSURANCE COMPANY

Supplement dated February     , 2011

to the

Prospectus dated May 1, 2010

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Flexible Premium Variable Annuity - B dated May 1, 2010.

The following is hereby added to the SUMMARY section “5. EXPENSES” in the prospectus.

If you elect the Retirement Income MaxSM Rider, there is ~~an annual~~a quarterly rider fee during the accumulation phase of 1.00% annually.

The following is hereby added to the SUMMARY Section 10. Additional Features in the prospectus.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “~~Income Max~~Retirement Income MaxSM Rider.” If you elect the Retirement Income MaxSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “~~Income Max~~Retirement Income MaxSM -Designated Investment Options”~~.) You may lose the benefit of this rider if you take “~~.) The designated investment options differ from the designated investment options for the other guaranteed lifetime withdrawal benefits. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

The following is hereby added to the corresponding ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospecuts.

Optional Rider Fees:

~~Income Max~~Retirement Income MaxSM Rider (annual charge a %of withdrawal base):

Base Benefit (Maximum) .		1.75%
Base Benefit (Current)	~~1.00%~~	1.00%

Retirement Income Max: The fee is a percentage of the withdrawal base. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments.

The following is hereby added to the “5. EXPENSES” section in the prospectus.

~~Income Max~~Retirement Income MaxSM Rider Fees

If you elect the Retirement Income MaxSM ~~rider, then the rider fee, which is charged quarterly before annuitization, is 1.00% (on an annual basis) of the withdrawal base.~~ rider, then the rider fee, which is charged quarterly before annuitization, is 1.00% (on an annual basis) of the withdrawal base. We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

~~We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.~~

The following is hereby added to the “10. ADDITIONAL FEATURES” section in the prospectus

~~Income Max~~

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement Income MaxSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income MaxSM ~~rider for a qualified policy.~~ rider for a qualified policy. If you elect the Retirement Income MaxSM rider you cannot elect another GLWB.

~~Income Max~~

Retirement Income MaxSM – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s ~~and~~if the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments, below). A rider year begins on the rider date ~~(the date the rider becomes effective)~~ and thereafter on each anniversary of that date.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

See the “Appendix — Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income MaxSM Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantee provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to a limited number of specified funds. You should consult with your registered representative to assist you in determining whether these certain investment options are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the withdrawal base on a greater than dollar-for-dollar basis.

•	Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected), the Retirement Income MaxSM rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See “Withdrawal Base Adjustments” below.

The rider withdrawal amount is zero if the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years).

~~Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.~~

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider. See “Appendix – Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders – Retirement Income MaxSM Rider” for an example showing the effect of a minimum required distribution amount.

~~If your policy value reaches zero, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.~~

If your policy value reaches zero:

•

due to a non-excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, (i.e., payments of the rider withdrawal amount) you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.

•	due to an excess withdrawal, then this rider terminates (as does the policy).

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified funds. (See “Designated Investment Options.”)

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
0-58	0.0%	0.0%
59-64	4.5%	~~4.0~~	~~%~~4.10%
65-74	5.5%	~~5.0~~	~~%~~5.10%
≥75	6.5%	~~6.0~~	~~%~~6.10%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	current withdrawal base;

•	the withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see “Growth” below);

•	~~the policy value on any monthiversary, including the current rider anniversary (see “~~

•

the policy value on any monthiversary, (the same day of the month as the rider date, or the next business day if our Administrative Office or the New York Stock Exchange are closed) including the current rider anniversary (see “Automatic Step-Up” below).

See “Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income MaxSM Rider” which illustrates the hypothetical example of the withdrawal base calculation.

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversary during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. This comparison takes place after the application of any applicable annual growth credit. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up.

~~Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) up to 75 basis points (0.0075%) at the time of any automatic step-up (but will not exceed the maximum rider fee percentage in the fee table).~~

On each rider anniversary the rider fee percentage may increase (or decrease) up to 75 basis points (0.75%) at the time of any automatic step-up (but will not exceed the maximum rider fee percentage in the fee table), i.e., the rider fee percentage is reset to the rider fee percentage then associated with newly issued riders.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Cumulative gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. If an excess withdrawal reduces the policy value to zero, this rider will terminate. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted

Partial Surrenders - Retirement Income MaxSM Rider” ~~for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base. See the “Appendix -Guaranteed Lifetime Benefit Adjustment Partial Surrenders -Income MaxSM Rider” for examples showing the effect hypothetical excess withdrawals in more detail.~~for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Designated Investment Options.

If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options:

Transamerica Asset Allocation - Conservative VP – Service Class

Transamerica Money Market VP – Service Class

Fixed Account

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary), you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first (and lose its benefits).

•

We can eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.~~Manual Upgrades. You can upgrade the withdrawal base to the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, only if (1) a guaranteed lifetime withdrawal benefit is being offered at the time of the manual upgrade and (2) all the rider issue requirements for the new rider are met. At this time the rider withdrawal amount will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage (which may be higher or lower than your current rider fee percentage) and its own terms and benefits (which may not be as advantageous as the current rider). The new rider date will be the date the Company receives all necessary information in good order.~~

~~Income Max~~

Retirement Income MaxSM – Joint Life Options

If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse continues the policy). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

Please note:

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.

•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.

•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

•	The withdrawal percentage for each “age at the time of the first withdrawal” is lower if you elect this option.

~~Income Max~~

Retirement Income MaxSM Rider Fees

~~Income Max~~Retirement Income MaxSM. The rider fee is calculated on the rider date and at the beginning of each rider quarter. The rider fee will be adjusted for any premium additions and excess withdrawals. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the rider fee is the “rider fee percentage” (see the Fee Table) times the withdrawal base. Specifically, the quarterly fee is calculated by multiplying (A) by (B) multiplied by (C), where:

(A)	is the withdrawal base;

(B)	is the rider fee percentage; and

(C)	is the number of remaining days in the rider quarter divided by the total number of days in the applicable rider year.

Example 1: Calculation at rider issue for first quarter rider fee assuming an initial withdrawal base of $100,000.

=100,000*0.01(91/365)

=1,000*(91/365)

=$249.32

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

~~Beginning on the fifth~~ On each rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up results in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative and Service Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the rider fee:

•	Because the rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.

•	Because the rider fee is a percentage of the withdrawal base, the amount of the rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment will be calculated using the same formula as the rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Example 2: Calculation for first quarter fee assuming initial withdrawal base from Example 1 above, plus adjustment for additional premium payment of $10,000 made with 20 days remaining in the first rider quarter. The withdrawal base change equals $10,000.

Fee adjustment as follows:

=10,000*0.01(20/365)

=100*(20/365)

=$5.48

Total fee assessed at the end of the first rider quarter (assuming no further rider fee adjustments):

=5.48 + 249.32

=$254.80

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

~~Income Max~~

Retirement Income MaxSM Rider Issue Requirements

The Company will not issue the Retirement Income MaxSM ~~rider unless:~~ rider if:

•	the annuitant is ~~not yet~~ age 86 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Retirement Income MaxSM rider will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount); ~~or~~

•	the date the policy to which this rider is attached is assigned or if the owner is changed without our approval;

•	the date an excess withdrawal reduces your policy value to zero; or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income MaxSM rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income MaxSM rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

~~The following hereby amends the the corresponding APPENDIX section of the current prospectus.~~The following APPENDIX is hereby added to of the current prospectus.

~~Income Max~~Income Select for Life Rider	Retirement Income MaxSM Rider

Benefit:

•      Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

Benefit:

•      Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select -if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

•      Upgrades:

~~If a GLWB is currently available, (and you qualify to elect it) you may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (with its own fees, features, and benefits which may not be as advantageous as your current rider).~~ You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

~~Income Max~~Income Select for Life Rider	Retirement Income MaxSM Rider

• Additional Options:	• Additional Options:

(1) Growth—You may elect an accumulating total withdrawal base during a period that begins on the rider date and ends on the earlier of the first withdrawal or the tenth rider anniversary.

(2) Additional Death Payment Option—You may add an amount to the death benefit payable under the base policy.

(1) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(4) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

Availability:	Availability:

• ~~Younger than age 86 (unless state law requires a lower maximum issue age)~~	• Younger than age 81 (unless state law requires a lower maximum issue age)

• Younger than age 81 (unless state law requires a lower maximum issue age);	• You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.

• You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.

~~Charges:~~Charge:	Charge:

(1) ~~1.00% (single life and joint life) of withdrawal base on each rider anniversary.~~ for Base Benefit only—0.40% (single life) or 0.60% (joint life) of withdrawal base on each rider anniversary; in addition to the base benefit fee;	(1) 1.00% (single life and joint life) of withdrawal base on each rider anniversary.

(2) with Growth Option—0.25% (single life) or 0.50% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Additional Death Payment Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(4) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

~~Income Max~~Income Select for Life Rider	Retirement Income MaxSM Rider
Investment Restrictions:	Investment Restrictions:

• ~~Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.~~	• You must allocate 100% of your policy value to one or more investment options that we designate.

• You must allocate 100% of your policy value to one or more investment options that we designate.

The following APPENDIX is hereby added to of the current prospectus.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

ADJUSTED PARTIAL SURRENDERS - RETIREMENT INCOME MAXSM RIDER

When a withdrawal is taken, ~~three~~the following parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Withdrawal Base (“WB”)

2.	Rider Withdrawal Amount (“RWA”)

Withdrawal Base. Gross partial withdrawals in a rider year up to the rider withdrawal amount will not reduce the withdrawal base. Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the ~~guaranteed annual~~rider withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the withdrawal base prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed lifetime withdrawal benefit.

Example 1 (Base):

Assumptions:

Withdrawal Base (“WB”) = $100,000

Rider Withdrawal Amount (“RWA”) = 5.5% withdrawal would be $5,500 (5.5% of the current $100,000 withdrawal base)

Gross partial withdrawal (“GPWD”) = $5,500

Excess withdrawal (“EWD”) = None

Policy Value (“PV”~~) = $100,000~~) = $100,000 (PV after GPWD = $94,500)

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5%.

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee since no more than $5,500 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $5,500, the withdrawal base does not change.

Example 2 (Excess Withdrawal):

Assumptions:

WB = $100,000

RWA = 5.5% withdrawal would be $5,500 (5.5% of the current $100,000 withdrawal base)

GPWD = $7,000

EWD = $1,500 ($7,000 - $5,500)

PV = $90,000

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5%.

Result. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $5,500, the withdrawal base would remain at $100,000 and the rider withdrawal amount would be $5,500 starting on the next rider anniversary. However, because an excess withdrawal has been taken, the withdrawal base is also reduced (this is the amount the 5.5% is based on).

New withdrawal base:

Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.

1. The formula is (EWD / (PV - 5.5% withdrawal)) * WB before any adjustments

2. ($1,500 / ($90,000 -$5,500)) * $100,000 = $1,775

Step Three. Which is larger, the actual $1,500 excess withdrawal or the $1,775 pro rata amount? $1,775 pro rata amount.

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based? $100,000 - $1~~.~~,775 = $98,225

Result. The new withdrawal base is $98,225

New rider withdrawal amount:

Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5.5% guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Question: What is the new rider withdrawal amount?

$98,225 (the adjusted withdrawal base) * 5.5% = $5,402.38

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the withdrawal base (assuming there are no future automatic step-ups) is $5,402.38.

Example 3 (Base demonstrating growth):

Assumptions:

WB = $100,000

Automatic step-up never occurs and no withdrawals are taken.

WB in 8 years (assuming an annual growth rate percentage of ~~5.5%)~~5%) = $100,000 * (1 + .05~~5~~)^8= ~~$153,469~~$147,746

RWA = 5.5% withdrawal beginning 8 years from the rider date would be ~~$8,441~~$8,126 (5.5% of the then-current ~~$153,469~~$147,746 withdrawal base)

~~GPWD = $8,441~~

GPWD = $8,126

EWD=None

PV = $90,000 in 8 years

You = owner and annuitant, age 63 on rider issue; age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5%.

~~You = owner and annuitant, age 68 on rider issue; age 76 at time withdrawals begin, which means Withdrawal Percentage is 6.5%~~

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than ~~$8,441~~$8,126 is withdrawn in a rider year.

Result. In this example, because no portion of the withdrawal was in excess of $8,~~44~~126, the withdrawal base does not change.

Example 4 (Minimum Required Distribution “MRD”):

WB= $100,000

Automatic Step-up and growth never occur.

RWA for rider year beginning July 1, 2010 = 5.5% withdrawal would be $5,500 (5.5% of the current $100,000 withdrawal base.

MRD for 2010 = $6,000 (calculated as set forth in the rider)

MRD for 2011 = $6,500 (calculated as set forth in the rider)

GPWD on February 1, 2011 = $6,500

EWD = $500

Question: Is any portion of the withdrawal greater than the rider withdrawal amount or the minimum required withdrawal calculated pursuant to the terms of the rider?

Yes. Because more than $6,000 (the greater of the RWA ($5,500) or MRD for the tax year on that rider anniversary ($6,000) was withdrawn, there is an excess withdrawal of $500 (6,500 -6,000 = 500). Please note, even though the withdrawal occurred in 2011, the MRD for 2011 does not become part of the RWA calculation until July 1, 2011 (the rider anniversary during that tax year).

Result: Because there was an excess withdrawal amount, the withdrawal base needs to be adjusted and a new lower withdrawal amount calculated. See Example 2 (Excess Withdrawal) for an example ofhow the new withdrawal base and new rider withdrawal amount are calculated.

The following APPENDIX is hereby added to of the current prospectus.

APPENDIX

HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION -

RETIREMENT INCOME MAXSM RIDER

The following table demonstrates, on a purely hypothetical basis, the withdrawal base calculation for the Retirement Income MaxSM rider using an initial premium payment of $100,000 for a Single Life Option rider at an issue age of 80.

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	Growth Amount	High Monthiversary Value	Withdrawal Base	Rider Withdrawal Amount
	$100,000	$	$	$		$$100,000	$100,000	$6,500
1	$102,000	$	$	$		$$102,000	$100,000	$6,500
1	$105,060	$	$	$		$$105,060	$100,000	$6,500
1	$107,161	$	$	$		$$107,161	$100,000	$6,500
1	$110,376	$	$	$		$$110,376	$100,000	$6,500
1	$112,584	$	$	$		$$112,584	$100,000	$6,500
1	$115,961	$	$	$		$$115,961	$100,000	$6,500
1	$118,280	$	$	$		$$118,280	$100,000	$6,500
1	$121,829	$	$	$		$$121,829	$100,000	$6,500
1	$124,265	$	$	$		$$124,265	$100,000	$6,500
1	$120,537	$	$	$		$$124,265	$100,000	$6,500
1	$115,716	$	$	$		$$124,265	$100,000	$6,500
1	$109,930	$	$		$$105,000	$124,265	$124,265[1]	$8,077
2	$112,129	$	$	$		$$112,129	$124,265	$8,077
2	$115,492	$	$	$		$$115,492	$124,265	$8,077
2	$117,802	$	$	$		$$117,802	$124,265	$8,077
2	$121,336	$	$	$		$$121,336	$124,265	$8,077
2	$124,976	$	$	$		$$124,976	$124,265	$8,077
2	$177,476	$50,000	$	$		$$177,476	$174,265	$11,327
2	$175,701	$	$	$		$$177,476	$174,265	$11,327
2	$172,187	$	$	$		$$177,476	$174,265	$11,327
2	$167,022	$	$	$		$$177,476	$174,265	$11,327
2	$163,681	$	$	$		$$177,476	$174,265	$11,327
2	$166,955	$	$	$		$$177,476	$174,265	$11,327
2	$170,294	$	$		$$182,979	$177,476	$182,979[2]	$11,894
3	$166,888	$	$	$		$$166,888	$182,979	$11,894
3	$171,895	$	$	$		$$171,895	$182,979	$11,894
3	$173,614	$	$	$		$$173,614	$182,979	$11,894
3	$178,822	$	$	$		$$178,822	$182,979	$11,894
3	$175,246	$	$	$		$$178,822	$182,979	$11,894
3	$151,741		$$20,000	$9,279	$		$$173,699	$

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	Growth Amount	High Monthiversary Value	Withdrawal Base	Rider Withdrawal Amount
3	$154,775	$	$	$	$		$$173,699	$
3	$159,419	$	$	$	$		$$173,699	$
3	$161,013	$	$	$	$		$$173,699	$
3	$165,843	$	$	$	$		$$173,699	$
3	$174,135	$	$	$	$		$$173,699	$
3	$181,101	$	$	$	$		$$181,101[1]	$11,772

(1)	Automatic Step Up Applied
(2)	Growth Applied